Kingtone Wirelessinfo Solution Holding Ltd Reports Fiscal Year 2011 Financial Results; Provides Fiscal Year 2012 Revenue and Net Income Guidance

FY11 Revenues Down 56.3% to $6.3 million from $14.5 million in the Prior Year
FY11 Gross Profit Down 75.9% to $2.9 million from $12.2 million in the Prior Year
FY11 Basic and Diluted Loss Per Share Down to $0.07 from Earnings Per Share $0.71 in the Prior Year

XI'AN, China, Jan. 4, 2012 /PRNewswire-Asia/ — Kingtone Wirelessinfo Solution Holding Ltd (Nasdaq:KONE - News) ("Kingtone", or the "Company"), a China-based developer and provider of mobile enterprise solutions, today announced financial results for its fiscal year ended September 30, 2011. The financial statements and other financial information included in this press release are prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Fiscal Year 2011 Financial Highlights

•	Revenues decreased by 56.3% to approximately $6.3 million from approximately $14.5 million in the prior year period.
•	Gross profit decreased by 75.9% to approximately $2.9 million from approximately $12.2 million in the prior year period.
•	Gross margin decreased to 46.2% from 83.8% in the prior year period.
•	Net loss of approximately $1.0 million as compared to net income of approximately $8.2 million in the prior year period.
•
Basic and diluted loss per share were $0.07 as compared to earnings per share of $0.71 in the prior year period with weighted average shares outstanding of 14,050,000 as compared to 11,527,473 in the prior year period.

"We had a difficult fiscal year as business conditions continue to deteriorate and competition in the software solution business became very harsh,” said Mr. Peng Zhang, Chief Executive Officer of the Company. “We saw a growing number of small service providers compete very aggressively on price and this negatively affected our ability to win new contracts. We believe that this situation may be temporary and hope our investors can be more patient with our business and capital market performance. In the meantime, we have taken a number of measures to improve our performance and strengthen our business model to achieve sustainable growth."

Fiscal Year 2011 Financial Performance

Results of Operations - The year ended September 30, 2011 compared to the year ended September 30, 2010.

Revenues. For the year ended September 30, 2011, total revenues decreased by 56.3% to approximately $6.3 million from approximately $14.5 million in the year ended September 30, 2010. Revenue from software solution sales decreased by 78.6% to approximately $2.4 million in the year ended September 30, 2011 from approximately $11.3 million in the year ended September 30, 2010. As a percentage of total revenue, software solution sales decreased from 77.7% to 38.0%. The significant decrease in our software solution revenue was mainly due to increased competition from a number of smaller competitors in this industry, which resulted in our inability to continue to win large projects. Another contributing factor was that our new contracts were of substantially smaller value than our contracts in the prior year period. Revenue from wireless system solution sales increased by 21.5% to approximately $3.9 million in the year ended September 30, 2011 from approximately $3.2 million in the year ended September 30, 2010. As a percentage of total revenue, wireless system solution sales increased from 22.3% to 62.0% of our total revenue. Given the competitive circumstances in the software solution industry during the period, we devoted more resources to wireless system solution sales and we continually provided wireless system solution services to certain major customers, including Shaanxi Yanchang Petroleum (Group) CO., LTD.

Cost of Sales. Cost of sales increased by 44.9% to approximately $3.4 million in the year ended September 30, 2011 from approximately $2.4 million in the year ended September 30, 2010. As a percentage of our total revenues, our cost of sales increased to 53.8% of revenues in the year ended September 30, 2011 from 16.2% of our total revenues in the year ended September 30, 2010. The increase in cost of sales was primarily attributable to the increase in revenue from higher-cost wireless system solution sales. In addition, higher inflation also increased labor costs.

Cost of sales for software solution increased by 33.4% to approximately $1.2 million in the year ended September 30, 2011 from approximately $0.9 million in the year ended September 30, 2010, representing 35.4% and 38.4% of the total cost of sales and 50.0% and 8.0% of our software solution revenue in the fiscal years ended September 30, 2011 and 2010, respectively. Cost of sales for wireless system solutions increased by 52.0% to approximately $2.2 million in the year ended September 30, 2011 from approximately $1.4 million in the year ended September 30, 2010, representing 64.6% and 61.6% of the total cost of sales and 56.1% and 44.8% of wireless system solution revenues in the fiscal years ended September 2011 and 2010, respectively.

Gross Profit and Gross Margin. For the year ended September 30, 2011, gross profit decreased by 75.9% to approximately $2.9 million in the year ended September 30, 2011 from approximately $12.2 million in the year ended September 30, 2010. Gross margin was 46.2% and 83.8% in the years ended September 30, 2011 and 2010, respectively. Gross profit for software solution sales decreased by 88.4% to approximately $1.2 million in the year ended September 30, 2011 from approximately $10.4 million in the year ended September 30, 2010. Gross margin for software solutions sales decreased to 50.0% in the year ended September 30, 2011 from 92.0% in the year ended September 30, 2010.  This decrease of gross profit and gross margin was primarily due to the significant decrease of the value of new contracts and the higher compensation costs we incurred to attract and retain software technicians. Gross profit for wireless system solution sales decreased by 3.4% to approximately $1.7 million in the year ended September 30, 2011 from approximately $1.8 million in the year ended September 30, 2010. Our gross margin for wireless system solution sales decreased to 43.9% in the year ended September 30, 2011 from 55.2% in the year ended September 30, 2010.

(Loss) Income from Operations. (Loss) Income from operations decreased by 112.9% to approximately a loss of $1.3 million in the year ended September 30, 2011 from income of approximately $10.0 million in the year ended September 30, 2010. The decrease of income from operations was mainly due to significantly lower revenues from software solutions compounded by increased operating expenses.

Net (Loss) Income and EPS. We incurred a net loss of $1.0 million in the year ended September 30, 2011 as compared to net income of approximately $8.2 million in the year ended September 30, 2010, representing a decrease of 112.6%. Basic and diluted loss per share was $0.07 in the year ended September 30, 2011, compared to earnings per share of $0.71 in the prior year period. The number of weighted average common shares outstanding for the year ended September 30, 2011 was 14,050,000, compared to 11,527,473 a year ago.

Liquidity and Capital Resources.

Cash and Cash Equivalents. As of September 30, 2011, the Company had cash and cash equivalents of $8.7 million, compared to $14.9 million in the prior year period. Cash flows used in operating activities for the year ended September 30, 2011 were approximately $5.1 million, as compared to net cash provided by operating activities of approximately $4.3 million for the year ended September 30, 2010. Depreciation and amortization expenses were $0.53 million and $0.23 million for the years ended September 30, 2011 and 2010, respectively. Net cash used in financing activities for the year ended September 30, 2011 totaled approximately $1.19 million as compared to net cash provided by financing activities of approximately $10.3 million in the prior year period.

Financial Outlook.

For the fiscal year ending September 30, 2012, management expects revenues of $12.0 million to $15.0 million and net income of $0.85 million to $2.13 million. This guidance reflects management's anticipated increase in sales resulting from the Company's existing solution offerings and the increasing demand driven by the on-going adoption of 3G mobile networks in the PRC.

Conference Call

The Company will host a conference call to discuss its fiscal year 2011 financial results at 8:00 a.m. ET on Thursday, January 5, 2012. Mr. Tao Li, Chairman, Mr. Peng Zhang, Chief Executive Officer, Ms. Li Wu, Chief Financial Officer and Ms. Yao Ti, Assistant to the Chief Financial Officer, will be on the call.

To participate in the conference call, please dial any of the following numbers:

USA Toll Free: 877-407-9205
International: 201-689-8054
Conference ID #: 385476

A replay of the call will be available until 11:59 PM ET on Jan 7, 2012.

To access the replay, please dial any of the following numbers:

USA Toll Free: 877-660-6853
International: 201-612-7415
Replay Passcodes (both required for playback):
Account #: 286
Conference ID #: 385476

The conference call will be webcast live by Vcall and can be accessed at http://www.InvestorCalendar.com.

About Kingtone Wirelessinfo Solution Holding Ltd

Kingtone Wirelessinfo Solution Holding Ltd (Nasdaq:KONE - News) is a China-based software and solutions developer focused on wirelessly enabling businesses and government agencies to more efficiently manage their operations. The Company's products, known as mobile enterprise solutions, extend a company's or enterprise's information technology systems to include mobile participants. The Company develops and implements mobile enterprise solutions for customers in a broad variety of sectors and industries, to improve efficiencies by enabling information management in wireless environments. At the core of its many diverse packaged solutions is proprietary middleware that enables wireless interactivity across many protocols, devices and platforms.

For more information, please visit Kingtone's website at http: www.kingtoneinfo.com. The Company routinely posts important information on its website.

Safe Harbor Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as "may," "could," "would," "plan," "anticipate," "believe," "estimate," "predict," "potential," "expects," "intends", "future" and "guidance" or similar expressions. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management's current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company's control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company's actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading "Risk Factors" in the Company's prospectus, dated May 14, 2010 filed with the Securities and Exchange Commission (the "SEC"), and in documents subsequently filed by the Company from time to time with the SEC including the Company's Transition Report for the transition period from December 1, 2009 to September 30, 2010 filed with the SEC. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

Chief Financial Officer Assistant
Yao Ti
Tel:  +86-29-8826-6383
Email: tiyao@kingtoneinfo.com

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Express in thousands of U.S. Dollars, except shares and per share data)

	As of September 30,
	2011	2010

ASSETS
Current assets
Cash and cash equivalents	$8,749	14,909
Accounts and notes Receivable, net of allowance	9,418	6,650
Unbilled revenue	169	973
Amounts due from related companies	118	120
Inventories, net	230	383
Other receivables and prepayments	1,057	771
Current portion of net investment in sales-type leases	724	-
Total Current Assets	20,465	23,806
Non-current assets
Property and Equipment, net	13,482	13,637
Intangible assets	629	630
Long-term other receivables	1,247	-
Net investment in sales-type leases, less current portion	696	-
Total Assets	36,519	38,073

LIABILITIES AND SHAREKHOLDERS’ EQUITY
Current liabilities
Accounts payable	942	575
Advances from customers	368	371
Other payables and accruals	155	167
Taxes payable	1,542	3,421
Amounts due to shareholder	2	-
Dividend payable	788	772
Total Current Liabilities	3,797	5,306

Commitments and contingencies

Shareholders' equity
Ordinary share ($.001 par value, 100,000,000 shares authorized, 14,050,000 shares and 14,000,000 shares issued and outstanding as of September 30, 2011 and 2010, respectively)	14	14
Additional paid in capital	22,231	21,915
Appropriated retained earnings	1,615	844
Unappropriated retained earnings	6,473	8,281
Accumulated other comprehensive income	2,389	1,713
Total Shareholders' Equity	32,722	32,767
Total Liabilities and Shareholders' Equity	36,519	38,073

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Express in thousands of U.S. Dollars, except shares and per share data)

	For the year ended September 30,
	2011	2010	2009
		(see note below)	(see note below)
Revenues
Software	2,409	11,272	5,170
Wireless system solution	3,928	3,234	6,070
- Related party	131	-	1,148
-Third Party	3,797	3,234	4,922
Total revenues	6,337	14,506	11,240

Cost of sales
Software	1,205	903	476
Wireless system solution	2,203	1,449	3,418
Total cost of sales	3,408	2,352	3,894

Gross profit	2,929	12,154	7,346

Operating expenses
Selling and marketing expenses	629	341	350
General and administrative expenses	3,276	1,635	537
Research and development expenses	311	179	139
Total Operating expenses	4,216	2,155	1,026
(Loss) Income from operations	(1,287)	9,999	6,320

Other income (expense)
Subsidy income	-	44	307
Interest expense	-	(218)	(340)
Interest income	162	-	-
Other income (expense), net	120	20	(55)
Total other income (expense), net	282	(154)	(88)

(Loss) Income before income tax expenses	(1,005)	9,845	6,232
Income tax expenses	32	1,608	935
Net (loss) income	(1,037)	8,237	5,297
Other comprehensive income
Foreign currency translation gain	676	598	22
Comprehensive (loss) income	(361)	8,835	5,319

(loss) Earnings per share:
Basic and Diluted	(0.07)	0.71	0.53

Weighted average number of ordinary shares outstanding
Basic and Diluted	14,050,000	11,527,473	10,000,000

Note: In March 2010, the Company changed its fiscal year-end from November 30th to September 30th, so that it would have the same fiscal year end as its VIE, Xi’an Kingtone Information Technology Co., Ltd. (“Kingtone Information”). There were no operations in the Company other than in its VIE, Kingtone Information from October 1, 2009 to November 30, 2009. Accordingly, the Company is presenting its consolidated statements of operations and comprehensive income (loss) for the year ended September 30, 2011, consolidated and combined statements of income and comprehensive income for the years ended September 30, 2010 and 2009.

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS
(Express in thousands of U.S. Dollars, except shares and per share data)

	For the year ended September 30,
	2011	2010	2009
		(see note below)	(see note below)
Cash flows from operating activities
Net (loss) income	$(1,037)	8,237	5,297
Depreciation and amortization	530	225	129
Loss on disposal of office equipment	3	-	-
Bad debt provision	402	-	-
Subsidiary income recognized from deferred government grant	-	-	(50)
Share-based compensation expense	316	302	-

Changes in operating assets and liabilities
Accounts receivable	(3,004)	(4,170)	(1,851)
Unbilled revenue	818	(778)	(177)
Other receivables and prepayments	(278)	257	(234)
Inventories	161	(249)	150
Tax payable	(1,934)	2,756	601
Accounts payable	351	(848)	1,092
Advance from customers	(12)	(1,037)	(1,424)
Other payables and accruals	(13)	(394)	467
Net investment in sales-type leases	(1,407)	-	-
Net cash (used in) provided by operating activities	(5,104)	4,301	4,000

Cash flows from investing activities
Payment to purchase property and equipment	(75)	(308)	24
Proceeds from disposal of office equipment	-	-	(12,186)
Net cash used in investing activities	(75)	(308)	(12,210)

Cash flows from financing activities
Proceeds in short-term bank loan	-	-	3,432
Repayment of short-term bank loan	-	(3,446)	(3,681)
Collection (payment) in amounts due from related-party companies	5	(118)	11,335
Proceeds in amounts due to related-party companies	2	-	-
Collection in amounts due from shareholders	11	-	-
Receipt in loan from non-related companies	3,000	-	-
Payment in loan to non-related companies	(4,208)	-	-
(Repayment) Proceeds in amounts due to shareholders	-	(200)	200
Proceeds from issuance of shares	-	14,504	10
Dividend paid to shareholders	-	(422)	(2,751)
Net cash (used in) provided by financing activities	(1,190)	10,318	8,545

Effect of exchange rate changes on cash and cash equivalents	209	254	-

Net (decrease) increase in cash and cash equivalents	(6,160)	14,565	335
Cash and cash equivalents at beginning of year	14,909	344	9
Cash and cash equivalents at end of year	$8,749	14,909	344

Supplemental disclosure of cash flow information
Interest paid	$-	218	340
Income taxes paid	$1,608	92	215

Note: In March 2010, the Company changed its fiscal year-end from November 30th to September 30th, so that it would have the same fiscal year end as its VIE, Xi’an Kingtone Information Technology Co., Ltd. (“Kingtone Information”). There were no operations in the Company other than in its VIE, Kingtone Information from October 1, 2009 to November 30, 2009. Accordingly, the Company is presenting its consolidated statements of operations and comprehensive income (loss) for the year ended September 30, 2011, consolidated and combined statements of income and comprehensive income for the years ended September 30, 2010 and 2009.

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
CONSOLIDATED AND COMBINED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Express in thousands of U.S. Dollars, except shares and per share data)

				Additional	Appropriated	Unappropriated		Total
	Ordinary Shares		Paid-in	Paid-in	Retained	Retained	Comprehensive	Shareholders'
	No. of Share	Amount	Capital	Capital	Earnings	Earnings	Income	Equity

Balance as of November 30, 2008	-	$-	$6,897	$216	$62	$(544)	$1,093	$7,724
Share contribution	10,000,000	10	-	-	-	-	-	10
Net income for the year	-	-	-	-	-	5,297	-	5,297
Payment of dividends	-	-	-	-	-	(4,096)	-	(4,096)
Transfer to statutory reserves	-	-	-	-	169		-	169
Foreign currency translation gain	-	-	-	-	-	-	22	22

Balance as of November 30, 2009	10,000,000	$10	$6,897	$216	$231	$657	$1,115	$9,126
Issuance of ordinary shares in form of American Depositary Shares	4,000,000	4	-	14,500	-	-	-	14,504
Share-based compensation	-	-	-	302	-	-	-	302
Net income for the year	-	-	-	-	-	8,237	-	8,237
Payment of dividends	-	-	-	-	-	-	-	-
Effect of reorganization	-	-	(6,897)	6,897	-	-	-	-
Transfer to statutory reserves	-	-	-	-	613	(613)	-	-
Foreign currency translation gain	-	-	-	-	-	-	598	598

Balance as of September 30, 2010	14,000,000	$14	$-	$21,915	$844	$8,281	$1,713	$32,767
Issuance of ordinary shares in form of American Depositary Shares	50,000	-	-	-	-	-	-	-
Share-based compensation	-	-	-	316	-	-	-	316
Net loss for the year	-	-	-	-	-	(1,037)	-	(1,037)
Transfer to statutory reserves	-	-	-	-	771	(771)	-	-
Foreign currency translation gain	-	-	-	-	-	-	676	676

Balance as of September 30, 2011	14,050,000	$14	$-	$22,231	$1,615	$6,473	$2,389	$32,722